Exhibit 21.1
List of Subsidiaries of Booz Allen Hamilton Holding Corporation

Name	Jurisdiction of Organization
Aestix (UK) Ltd.	United Kingdom
ASE, Inc.	Delaware
Booz Allen Hamilton Inc.	Delaware
Booz Allen Hamilton Intellectual Property Holdings LLC	Delaware
Booz Allen Hamilton International, Inc.	Delaware
Booz Allen Hamilton Investor Corporation	Delaware
Booz Allen Transportation Inc.	New York